UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

PARKERVISION, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

701354102
(CUSIP Number)

Jeffrey L. Parker
ParkerVision, Inc.
4446-1A Hendricks Avenue Suite 354
Jacksonville, Florida 32207
(904) 732-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jeffrey Parker
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,315,583
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,315,583
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,583
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.93%
14	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”) of ParkerVision, Inc., a Florida corporation (the “Issuer”) whose principal executive offices are located at 4446-1A Hendricks Avenue, Suite 354, Jacksonville, FL 32207.

Item 2. Identity and Background.

The Schedule 13D is being filed by Jeffrey Parker (the “Reporting Person”). The Reporting Person is an individual citizen of the United States, with a business address of c/o ParkerVision, Inc., 4446-1A Hendricks Avenue, Suite 354, Jacksonville, FL 32207. The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 12, 2019, the Reporting Person converted the outstanding principal and accrued interest on convertible notes at a conversion price of $0.40 per share, resulting in the issuance to the Reporting Person of 253,445 shares of Common Stock.

On March 6, 2019, June 21, 2020, September 15, 2020, and December 24, 2020, the Reporting Person disposed of an aggregate of 475,000 shares of Common Stock by gift for no consideration to the Reporting Person.

On August 7, 2019, the Reporting Person was granted nonqualified stock options for the purchase of an aggregate of 6,000,000 shares of Common Stock, pursuant to the Issuer’s 2019 Long-Term Incentive Plan, as stock-based compensation. The options have an exercise price of $0.171 per share and vest in eight quarterly increments commencing September 1, 2019. As of the date hereof, an aggregate of 5,250,000 of such options have vested and an additional 750,000 options will vest more than 60 days after the date hereof. On January 19, 2021, the Reporting Person disposed of an aggregated of 3,300,000 of the 5,250,000 vested share options by gift for no consideration to the Reporting Person.

On February 9, 2020, the Reporting Person was granted an aggregate of 300,000 restricted stock units as stock-based compensation. One-half of such restricted stock units vested on May 9, 2020, and the remaining restricted stock units vest quarterly beginning on August 9, 2020. As of the date hereof, 262,500 of such restricted stock units are vested and the remaining 37,500 restricted stock units will vest within 60 days of the date hereof.

On January 11, 2021, the Reporting Person was granted nonqualified stock options for the purchase of an aggregate of 8,000,000 shares of Common Stock, pursuant to the Issuer’s 2019 Long-Term Incentive Plan, as stock-based compensation. Such options have an exercise price of $0.54 per share and vest in eight equal quarterly installments commencing on March 31, 2021. As of the date hereof, an aggregate of 1,000,000 of such options will vest within 60 days of the date hereof.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes. The Reporting Person holds options to purchase an aggregate of 10,720,000 shares of Common Stock, of which 1,970,000 options are currently exercisable and an additional 1,750,000 options will become exercisable within 60 days of the date hereof. The Reporting Person also holds an aggregate of 37,500 restricted stock units that will vest within 60 days of the date hereof.

The Reporting Person is the Chairman and Chief Executive Officer of the Issuer. As such, he may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

The Reporting Person may acquire additional securities of the Issuer, either as compensation for services performed or in the open market or privately negotiated transactions, and he may retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 3,315,583 shares of Common Stock. Such amount includes (i) 2,970,000 shares of Common Stock underlying stock options which are exercisable or will be exercisable within 60 days of the date hereof and (ii) 37,500 shares of Common Stock representing restricted stock units which will vest within 60 days of the date hereof. Such number of shares of Common Stock represents 5.93% of the class of securities, based on 52,878,723 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2020.

(b) The number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 3,315,583

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 3,315,583

(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has entered into the following agreements with respect to the securities of the Issuer:

(i)
Stock option grant agreement dated August 7, 2019, granting options exercisable for 6,000,000 shares of Common Stock at an exercise price of $0.171 per share.

(ii)
Restricted stock unit grant agreement dated February 9, 2020, granting restricted stock units for 300,000 shares of Common Stock.

(iii)
Stock option grant agreement dated January 11, 2021, granting options exercisable for 8,000,000 shares of Common Stock at an exercise price of $0.54 per share.

The foregoing descriptions of the stock option grant agreements and restricted stock unit grant agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Stock Option Grant Agreement, dated August 7, 2019.
2	Restricted Stock Unit Grant Agreement, dated February 9, 2020.
3	Stock Option Grant Agreement, dated January 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2021

/s/ Jeffrey Parker
Jeffrey Parker